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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

FIBERSTARS, INC.

(Name of Issuer)

COMMON STOCK, NO PAR VALUE

(Title of Class of Securities)

315662 10 6

(CUSIP Number)

James S. Hogg, Esq.
Cowden, Humphrey, Nagorney & Lovett, Co., L.P.A.
50 Public Square
1414 Terminal Tower
Cleveland, Ohio 44113
(216) 241-2880

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 27, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 325662 10 6			Page 2 of 12

1.	Name of Reporting Person: Advanced Lighting Technologies, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Ohio

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 406,649

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 406,649

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 406,649 See Item 5

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.04%

14.	Type of Reporting Person (See Instructions): CO

(Page 2 of 12 Pages)

CUSIP No. 325662 10 6			Page 3 of 12

1.	Name of Reporting Person: Saratoga Lighting Holdings LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 406,649

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 406,649

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 406,649 See Item 5

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.04%

14.	Type of Reporting Person (See Instructions): CO

(Page 3 of 12 Pages)

CUSIP No. 325662 10 6			Page 4 of 12

1.	Name of Reporting Person: Saratoga Partners IV, L.P.		I.R.S. Identification Nos. of above persons (entities only): 13-4013670

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 406,649

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 406,649

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 406,649 See Item 5

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.04%

14.	Type of Reporting Person (See Instructions): CO

(Page 4 of 12 Pages)

CUSIP No. 325662 10 6			Page 5 of 12

1.	Name of Reporting Person: Saratoga Coinvestment IV LLC		I.R.S. Identification Nos. of above persons (entities only): 13-4056003

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 406,649

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 406,649

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 406,649 See Item 5

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.04%

14.	Type of Reporting Person (See Instructions): CO

(Page 5 of 12 Pages)

CUSIP No. 325662 10 6			Page 6 of 12

1.	Name of Reporting Person: Saratoga Associates IV LLC		I.R.S. Identification Nos. of above persons (entities only): 13-4013667

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 406,649

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 406,649

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 406,649 See Item 5

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.04%

14.	Type of Reporting Person (See Instructions): CO

(Page 6 of 12 Pages)

CUSIP No. 325662 10 6			Page 7 of 12

1.	Name of Reporting Person: Saratoga Management Company LLC		I.R.S. Identification Nos. of above persons (entities only): 13-4013664

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 406,649

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 406,649

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 406,649 See Item 5

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.04%

14.	Type of Reporting Person (See Instructions): CO

(Page 7 of 12 Pages)

SCHEDULE 13D

Item 1.	Security and Issuer
     The class of securities to which this statement relates is Common Stock, no par value (the “Common Stock”). The name and address of the principal executive office of the issuer is Fiberstars, Inc., 44259 Nobel Drive, Fremont, CA 94538

Item 2.	Identity and Background
     This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”): (1) Saratoga Lighting Holdings LLC, a Delaware limited liability company (“Saratoga Lighting”); (2) Saratoga Partners IV, L.P., a Delaware limited partnership (“Saratoga Partners”); (3) Saratoga Coinvestment IV LLC, a Delaware limited liability company (“Saratoga Coinvestment”); (4) Saratoga Associates IV LLC, a Delaware limited liability company (“Saratoga Associates”); (5) Saratoga Management Company LLC, a Delaware limited liability company (“Saratoga Management”); (the parties named in clauses) (1) through (5) are referred to as the “Saratoga Parties”) and (6) Advanced Lighting Technologies, Inc. (“ADLT”).
     Saratoga Lighting is a Delaware limited liability company which makes investments for long-term appreciation. Saratoga Management is the Managing Member of Saratoga Lighting and makes all of the management and investment decisions on behalf of Saratoga Lighting.
     Saratoga Partners is a Delaware limited partnership which makes investments for long-term appreciation. Saratoga Associates is the General Partner of Saratoga Partners. Saratoga Associates has appointed Saratoga Management as Manager of Saratoga Partners. Saratoga Management along with Saratoga Associates makes all of the management and investment decisions on behalf of Saratoga Partners.
     Saratoga Coinvestment is a Delaware limited liability company which makes investments for long-term appreciation. Saratoga Management is the Managing Member of Saratoga Coinvestment and makes all of the management and investment decisions on behalf of Saratoga Coinvestment.
     Saratoga Associates is a Delaware limited liability company. As the General Partner of Saratoga Partners, Saratoga Associates participates in management decisions made on behalf of Saratoga Partners.
     Saratoga Management is a Delaware limited liability company. As the Manager of Saratoga Partners, Saratoga Management is responsible for the day to day management of Saratoga Partners and participates in investment decisions made on behalf of Saratoga Partners. As the Managing Member of Saratoga Lighting and Saratoga Coinvestment, Saratoga Management participates in investment decisions made on behalf of Saratoga Lighting and Saratoga Coinvestment.
     The address of the principal business and office of each of the Saratoga Parties is 535 Madison Avenue, New York, New York 10022.

(Page 8 of 12 Pages)

     ADLT is an Ohio corporation. The Saratoga Parties share voting power over 98.8% of the voting stock of ADLT and dispositive power over 88.4% of the common stock and 98.8 % of the preferred stock of ADLT. Consequently, the Saratoga Parties have the power to elect all of the members of the ADLT Board of Directors. As a result of this relationship, the Saratoga Parties share investment and dispositive power over the Fiberstars Common Stock held by ADLT.
     The address of ADLT’s principal business and its principal office is 32000 Aurora Road, Solon, Ohio 44139. The principal business of ADLT is the design, manufacture and marketing of metal halide lighting materials and components.
     During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
     In February 2000, ADLT, through Unison Fiber Optic Lighting Systems, LLC (“Unison”), a wholly-owned subsidiary, received four warrants from Fiberstars in exchange for certain assets, and upon assumption of certain liabilities, of the fiber optic portion of Unison’s business. See Items 4 and 5(c) for more information about the warrants.

Item 4.	Purpose of Transaction
     In January 2000, Fiberstars and Unison entered into a purchase agreement pursuant to which Fiberstars acquired certain assets necessary and material to the fiber optic lighting portion of Unison’s business (and assumed certain liabilities). In exchange, in February 2000, ADLT, through Unison, received four warrants to purchase up to an aggregate of 1,000,000 shares ($.01 par value per share) of Fiberstars Common Stock (or 250,000 shares per warrant). At the time, ADLT also owned 1,023,011 shares of Fiberstars Common Stock outright.
     On March 23, 2004, Advanced Lighting Technologies, Inc. (“ADLT”) entered into a Second Amended and Restated Investor Agreement (“Investor Agreement”) with Fiberstars, Inc. and the ADLT Class 7 Liquidating Trust (“ADLT Trust”) undertaking to transfer 1,541,011 shares of Common Stock of Fiberstars, Inc. to ADLT Trust in accordance with the plan of reorganization of ADLT. These shares consisted of 1,023,011 shares held, and 518,000 shares to be issued in respect of warrants held and to be exercised. Pursuant to the terms of the ADLT Trust and the ADLT plan of reorganization, ADLT has no interest in the ADLT Trust, other than the right to reimbursement of certain expenses, and does not have or share investment or voting power over the assets of the ADLT Trust. In addition, in connection with the Investor Agreement, ADLT undertook to transfer warrants to acquire 75,000 shares of Fiberstars, Inc. Common Stock to certain individuals, these warrants include the right to acquire 53,357 shares within 60 days. As a result, ADLT’s sole interest in shares of Fiberstars then consisted of two warrants to acquire an aggregate of 407,000 shares of Fiberstars, Inc. Common Stock, of which 140,068 shares could have been acquired within 60 days.

(Page 9 of 12 Pages)

     In June, 2005, one of the two warrants became fully exercisable, entitling ADLT to purchase 175,750 shares. Pursuant to the terms of the warrant, on July 1, 2005, ADLT surrendered the right to 182 shares in a cashless exercise of the warrant, and acquired 175,572 shares of Common Stock. On July 27, 2005, based on the average price of Fiberstars Inc. Common Stock for the prior 30 days, the remaining warrant became fully exercisable, entitling ADLT to purchase an additional 231,250 shares of Common Stock at $.01 per share. As a result of the vesting of the second warrant, ADLT became beneficial owner of a total of 406,822 shares of Fiberstars Common Stock. Pursuant to the terms of the warrant, on August 1, 2005, ADLT surrendered the right to 173 shares in a cashless exercise of the warrant, and acquired 231,077 shares of Common Stock. As a result, ADLT is the beneficial owner of 406,649 shares of Common Stock.
     ADLT holds its shares of Fiberstars Common Stock as an investment and may sell some or all of its shares at any time or from time to time. ADLT anticipates that any such sales will be based on ADLT’s liquidity position, market conditions and/or the market price for such shares.

Item 5.	Interest in Securities of the Issuer
          (a) and (b)
     ADLT owns 406,649 shares of Common Stock or 5.04% of the issued and outstanding Fiberstars Common Stock. ADLT has the power to vote and dispose of 406,649 shares of issued and outstanding Fiberstars Common Stock. However, pursuant to the Investor Agreement, ADLT has agreed it will not deposit its Fiberstars common shares into a voting trust or join a group (or otherwise act in concert with a third person) to acquire, hold, vote of dispose of Fiberstars Common Stock.
     Each of Saratoga Lighting, Saratoga Partners, Saratoga Coinvestment, Saratoga Associates and Saratoga Management may be deemed to beneficially own the shares of Fiberstars Common Stock held by ADLT (collectively, the “Investors’ Shares”). As beneficial holder of 98.8% of the voting stock of ADLT, Saratoga Lighting may be deemed, for purposes of Rule 13d-3 under the Act, to beneficially own indirectly the Investors’ Shares that are owned by ADLT. As the Managing Member of Saratoga Lighting, Saratoga Partners may be deemed, for purposes of Rule 13d-3 under the Act, to beneficially own indirectly the Investors’ Shares that may be deemed to be beneficially owned by Saratoga Lighting. As the general partner of Saratoga Partners, Saratoga Associates may be deemed, for purposes of Rule 13d-3 under the Act, to beneficially own indirectly the Investors’ Shares that may be deemed to be owned beneficially by Saratoga Partners. As the Manager of Saratoga Partners and the Managing Member of Saratoga Coinvestment, Saratoga Management may be deemed, for purposes of Rule 13d-3 under the Act, to beneficially own indirectly the Investors’ Shares that may be deemed to be owned beneficially by Saratoga Partners. Each of the Saratoga Parties disclaims beneficial ownership of the Investors’ Shares.
(c)	On July 1, 2005, ADLT executed a cashless exercise of an outstanding warrant, acquiring 175,572 shares of Fiberstars Common Stock. On August 1, 2005, ADLT surrendered the right to 173 shares in a cashless exercise of an outstanding warrant, acquiring 231,077 shares of Common Stock.

(d)	Not Applicable.

(e)	Not Applicable.

(Page 10 of 12 Pages)

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     ADLT, ADLT Trust and Fiberstars have entered into an Investor Agreement, which, among other things, provides that ADLT will not deposit its shares of Fiberstars Common Stock into a voting trust or join a group (or otherwise act in concert with a third person) to acquire, hold, vote of dispose of shares of Fiberstars Common Stock.
     Saratoga Lighting has voting power over 98.8% of the voting stock of ADLT and investment power over 88.4% of the common stock, and 98.8 % of the preferred stock, of ADLT. Consequently, Saratoga Lighting has the power to elect all of the members of the ADLT Board of Directors. The other Saratoga Parties may be deemed to beneficially own such ADLT shares held by Saratoga Lighting, although they have each expressly disclaimed such beneficial ownership. As a result of these relationships, the Saratoga Parties may be deemed to share investment and dispositive power over the Fiberstars Common Stock held by ADLT (see Item 5 (a) and (b)).
     Except as described above, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of Fiberstars, Inc., including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	Material to be Filed as Exhibits

1.	Joint Filing Agreement and Power of Attorney.

2.	The Asset Purchase Agreement dated January 14, 2000 is hereby incorporated by reference from Amendment No. 3 to Schedule 13D/A filed by ADLT via EDGAR on March 9, 2000.

3.	Second Amended and Restated Investor Agreement dated as of March 18, 2004 is hereby incorporated by reference from Amendment No. 4 to Schedule 13D/A filed by ADLT via EDGAR on March 24, 2004.

(Page 11 of 12 Pages)

SIGNATURE
     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.
ADVANCED LIGHTING
     TECHNOLOGIES, INC.
SARATOGA LIGHTING HOLDINGS, LLC
SARATOGA PARTNERS IV L.P.
SARATOGA COINVESTMENT IV LLC
SARATOGA ASSOCIATES IV LLC
SARATOGA MANAGEMENT COMPANY LLC

Signed on behalf of each of the above entities.
August 8, 2005	By:	/s/ Wayne J. Vespoli
(Date)		(Signature)
Wayne J. Vespoli Executive Vice President, Advanced Lighting Technologies, Inc.

(Page 12 of 12 Pages)